WOODSIDE
AUSTRALIAN ENERGY

03 NOV 24 AM 7:21

6 November 2003

[redacted]

03037666

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Investor Briefing US Roadshow, lodged with the Australian Stock Exchange on 6 November 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 11/25

Investor Briefing
US Roadshow

November 2003

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

Woodside Profile



- Australia's largest E&P company (by market cap)
- ~ A$9 billion market capitalisation (ASX:WPL)
- Operator of North West Shelf Venture and Laminaria & Legendre oil
- International participation in key focus areas of US and Africa
- 2002 operated production: 228MMboe
- WPL share: 64MMboe
- ~2150 Woodside staff and direct contractors

Woodside Sales Profile by Product – 1H 2003

Sales Volume

- Gas 48%
- Liquids 52%

1H 2003 Sales volumes (WPL share) 30.5mmboe



LPG
2%
LNG
19%
Oil
35%
Gas
29%
Condensate
15%

Sales Revenue

- Gas 33%
- Liquids 67%

1H 2003 sales revenue (WPL share) A$1097.2M



LPG
3%
Gas+LNG
33%
Oil
43%
Condensate
21%

2003 Half Year Financial Performance

	HY1 2003	HY1 2002 (1)	% VAR
Production volume (million/boe)	29.9	30.9	(3)
Sales volume (million/boe)	30.5	29.7	3
Oil & Gas Revenue ($m)	1,118.6	977.0	14
EBITDAX	745.0	(2) 606.6	23
Exploration expensed ($m)	(173.4)	(84.4)	105
NPAT	**272.2**	(2) **263.7**	**3**
2002 Significant Items			
Write-down of Oil Search holding post tax ($m)	-	(92.6)	
Successful Efforts Adjustment post tax ($m)	-	(3)(643.7)	
Reported Profit (post 2002 significant items $m)	**272.2**	**(472.6)**	
Interim dividend (c.p.s)	21	21	
Net Operating Cash Flow ($m)	568.6	526.7	8
Gearing (%)	35	42	(15)
Long term debt (US$m)	850	890	(4)

(1) Restated for Successful Efforts accounting approach.
(2) Pre 2002 significant items
(3) Successful Efforts accounting adjustment up to end 2001.

2003 Half Year Operational Performance


Safety
Total Recordable Case Frequency (TCRF)
Per million hours worked
8
6
4
2
7.4
6.3
2002
2003


Product Volumes
MMboe
40
30
20
10
Production
Sales
30.9
29.7
29.9
30.5
2002
2003

- Total Recordable Case Frequency improved by 15% to 6.3 per million hours worked. Lost Time Injury Frequency improved by 14% to 1.8 per million hours worked
- Product volume of 29.9 MMboe was down 3% from 1H 02. Sales volume of 30.5 MMboe was up 3%
- Domestic gas, condensate & LNG production improved to largely offset the expected decline from Laminaria, Legendre & Cossack
- Condensate production was up due to the Echo-Yodel contribution, higher gas volumes and fewer scheduled shutdowns
- Record quarter for domestic gas at 608 TJ per day (net Woodside 304 TJ per day), due to higher customer demand
- LNG production/sales increased due to high market demand & reliable system operation

Three Horizons to Secure Growth



Production (MMboe)
140
120
100
80
60
40
20
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Actual
Projection
H3: Discover new reserves
H2: Accelerate Production
H1: Optimise Production
Current
Previous

Production Projections



140
120
100
80
60
40
20
0
MMBoe
Actual
Projection
Previous projection
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
NWSV
Ohanet
Sunrise FLNG
Egret (NP)
Blacktip (NP)
Laminaria
Train 5
Enfield Area
Mutineer Exeter (NP)
New Ventures
Legendre
Otway
Chinguetti
Kuda Tasi / Jahal (NP)

(NP): New Project to production projection

Horizon 1: Optimising production & profitability



120
100
80
60
40
20
0
MMBoe
Actual
Projection
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
NWSV
Ohanet
Kuda Tasi / Jahal
Laminaria
Chinguetti
Legendre
Mutineer Exeter

* RFSU = Facility Ready For Start Up

KEY OBJECTIVES

Lift 2003 production

Create rising profile post 2003

Progress

- **Legendre infill successful**
- **NWS – Strong operational performance**
  - **- Domgas record in Q2 03**
  - **- Increased spot cargoes**
  - **- Condensate up 11%**
  - **- Cossack oil above expectation**
  - **- Train 4 mid 2004**
- **Ohanet online before Q4 03**
- **Drill Corallina 2 sidetrack Q4 2003**
- **Kuda Tasi/Jahal – RFSU 1H 2005**

Profitability Enhancement Program

- **Implementation is on target**

Horizon 1: Legendre Project – successful LN-4H infill well




North-1H
North-4H
North-2H
West-1
North-3H
South-2H

Legendre 2003 Oil Production (barrels of oil per day) at Karratha Spirit


Oil Rate ('000s bopd)
0
10
20
30
40
50
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03

Woodside Operator

- Legendre field 100km NNW of Dampier, in offshore NW Australia
- Woodside 45.94%, water depth 50m
- First oil in May 2001 via 4 horizontal production and 1 gas injector wells
- Mobile offshore production unit, 'Ocean Legend' processes crude pre-transfer to FSO 'Karratha Spirit'
- In late June 2003, the successful Legendre North-4H infill production well became the 5th horizontal producer. Coupled with improved compressor performance this has lifted field production from approx. 29,000bopd to around 40,000bopd

FSO = Floating Storage and Offloading Vessel

Horizon 1: LNG Expansion Project

<u>Overall project :</u>

- On track for mid 04 start-up as planned
- 3% cost increase
- Woodside share of increase A$14.2M

	Original estimated cost 100% / A$M	**Estimated final cost 100% / A$M**	**% difference**
Train 4 onshore plant	1447.0	1572.0	8.6
2nd trunkline / sub-sea work	860.3	822.3	(4.6)
WPL project contingency	93.0	-	
Foreign Exchange variances	-	91.0	
Sub-total	**2400.0**	**2485.0**	**3.5**
LNG Ship	300.0	300.0	-
Total	**2700.0**	**2785.0**	**3.1**

As at 30 June 2003. Train 4 plant was 74% complete. Estimate RFSU in mid 2004

Horizon 1: Ohanet Project




Ohanet Ordovician (5 wells)
In Adaoui Devonian (1 well)
Dimeta West Devonian (14 wells)
Ohanet Region
Ohanet Ordovician (12 wells)
Gas Treatment Plant
Ohanet Gas Cap Devonian (6 wells)
Ohanet Ordovician (3 wells)
Ohanet Gas Cap Devonian (6 wells)
0 10 kilometres
To Italy
Skikda
To Spain & Portugal
Arzew
Transmed Pipeline
Tunisia
GME Pipeline
Morocco
Libya
ALGERIA
Gas blocks
Gas pipelines
Proposed Gas pipelines
Oil blocks
Oil pipelines
Ohanet region (Gas)
0 200 km

- Total investment US$1B. Woodside 15% share US$154M
- Gas treatment plant (710mmcf wet gas per day) was commissioned on schedule and within budget on and began exporting gas on Monday 27 October 2003.
- Risk Service Contract to give fixed rate of return based on sale of LPG and condensate. Attributed production varies according to realised prices.
- Block 401d exploration potential in Berkine Basin - 647sq km 3D seismic recently acquired

Horizon 1: Corallina-2 Sidetrack & Kuda-Tasi Jahal

- Corallina-2 well (WPL 50%) to be sidetracked to accelerate production (online Q1 2004)
- Kuda Tasi Jahal (WPL 40%) possible stand-alone FPSO (1H 2005)
- Base case 2 wells for each of the Kuda Tasi and Jahal oil fields.



Trading Tanker
FPSO
Offloading Hose
Mooring Lines
Gas Disposal
KTW-1
6" Flexible Gas Injection Flowline 1.45 km
Fixed Anchors
Static EHU
1.45 km
Kuda Tasi Field
KT-2
Static EHU
3" Flexible Gas Lift Flowline
Corallina / Laminaria
7.1 km
8" Flexible Prod. Flowline
J-2
Jahal Field

Horizon 2: Creating new production



120
100
80
60
40
20
0
MMBoe
Actual
Projection
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
NWSV
Ohanet
Sunrise FLNG
Egret
Blacktip
Laminaria
Train 5
Enfield Area
Mutineer Exeter
New Ventures
Legendre
Otway
Chinguetti
Kuda Tasi / Jahal

KEY OBJECTIVES

Execute projects on schedule & budget

Accelerate new production

- **Mutineer Exeter RFSU mid 2005**
- **Chinguetti RFSU in late 2005**
- **Thylacine–Geographe RFSU mid 2006**
- **Enfield RFSU in Oct 2006**
- **Egret RFSU mid 2006**
- **Blacktip RFSU in 2007**
- **Train 5 RFSU in 2007/08**
- **GoM – Texas shelf can provide short cycle-time of 12-18mths on discovery**

RSFU = facility Ready For Start Up

Horizon 2: Phase I - Enfield stand-alone

- Phase 1 Enfield stand-alone capex estimated at A$1.5b for 100,000 bopd
- Entered FEED June. Three major contracts awarded
- Environmental approval from the Commonwealth Govt obtained in July
- FID targeted for Q1 2004. RFSU Oct 2006. Woodside 100% share



Area of Tie-back Potential
Cimatti Prospect
Panther Prospect
Stybarrow
Vincent
WA-155-P (1)
WA-255-P (2)
WA-271-P
Laverda
Phase I Enfield FPSO
Enfield
PYRENEES FIELD
MACEDON FIELD
15 km
Oil Fields
Gas Fields
0 2 4 6 8 10
kilometres
FPSO = Floating Production & Storage Offtake Vessel

FEED = Front End Engineering & Design FID = Final Investment Decision RFSU = Facility Ready For Start Up

Enfield Area Development: Phase II - second facility?

- Acquired 50% of WA-255-P in Feb'03. First exploration well = oil discovery at Stybarrow
- 2004 exploration will target further prospects to evaluate possibility of an additional production hub (eg a second facility with area of tie-back potential West of Stybarrow?)
- If no further exploration success, Laverda / Stybarrow may be tied back to Enfield
- If Laverda tie-back proceeds, estimated additional capex of $0.6billion (100%)



Area of Tie-back Potential
15 km
Phase II Stybarrow FPSO?
Eskdale Updip
Stybarrow
WA-155-P (1)
WA-255-P (2)
WA-271-P
Indian
Triumph
Bultaco
Britten
Enfield
Phase I Enfield FPSO
Laverda
Laverda North / Skiddaw 1 & 2
PYRENEES FIELD
MACEDON FIELD
Oil Fields
Gas Fields
0 2 4 6 8 10
kilometres
FPSO = Floating Production & Storage Offtake Vessel

Enfield Area Development: Phase III - Vincent?

- WA-155-P (BHPB, Apache, Inpex) plan to drill on northern flank of Vincent
- WA-155-P/271-P studies underway to identify optimum development concept
- Vincent is more likely to be a stand-alone rather than a tie-back to Enfield
- Recent BHPB discovery at Ravensworth (30m oil) may have impact



Phase II Stybarrow FPSO?
15 km
Novara-1st1
Vincent
Panther
Nimbus
Cimatti
Parilla
Minarelli
Dragonfly
WA-155-P (1)
Phase III Vincent?
WA-255-P (2)
WA-271-P
Ravensworth
Phase I Enfield FPSO
PYRENEES FIELD
MACEDON FIELD
Oil Fields
Gas Fields
0 2 4 6 8 10
kilometres
FPSO = Floating Production & Storage Offtake Vessel

Horizon 2: Mutineer- Exeter development concept



Exeter
Mutineer
North Rankin
Perseus
Egret
Goodwyn
Echo/ Yodel
Lambert
Angel
Wanaea
Legendre
Keast/ Dockrell
Caribou
Wilcox
Campbell
Sinbad
Bambra
Rosette
Dampier
LNG Plant
Indian Ocean
WESTERN AUSTRALIA
Woodside Permits
Existing Pipelines
Proposed Pipeline
Gas Fields
Oil Fields
0
250
Kilometres

- First production expected mid 2005
- Proposed production rate approximately 100,000 barrels per day
- Early production start-up being assessed
- FID in Q4 2003. Woodside 8.2% share

Horizon 2: Mauritania (West Africa)



- Woodside 35% equity & operator
- Chinguetti oil discovery in 2001, Banda gas and oil discovery in 2002
- Drill and test appraisal / early development well on Chinguetti at end Q3 / early Q4. Declaration of Commerciality possible in Q4 2003
- Estimate FID mid 2004. Development concept using FPSO with oil capacity of 50 - 75,000 bopd
- First oil targeted for late 2005
- Drill Tiof prospect in Q4 2003, with option for an additional exploration well before year end. Targets were selected from approx. 50 prospects & leads



Loading Tanker
Turret Moored FPSO (ENE of Field)
Mooring Lines
Chinguetti Field
Water Injection
LEGEND
Production / Test
Gas Injection / Lift
Water Injection
Electro-Hydraulic Control Umbilical
Water Injection
Gas Injection



Atlantic Ocean
Woodside Permits
Oil Field
Gas Field
Prospects
Tiof
Poune
Nouakchott
Chinguetti
Banda
Tevet
MAURITANIA
SENEGAL
0
100
Kilometres

Horizon 2: Thylacine/Geographe development

- Woodside 51.55% share & Operator
- 55km and 70km offshore, south-western Victoria
- Combined probable reserves 0.85 Tcf dry gas and 10.7 MMbbl condensate (100% basis)
- Woodside signed Heads of Agreement with TXU for 30PJ/yr for 10+ years from 2006. Covers sale of Woodside's share of gas from both fields


VICTORIA
Portland
Warrnambool
Port Campbell
Cape Otway
New Permit
VIC/P37 (v)
WPL 62.5%
Geographe
Thylacine
Southern Ocean
Bass Strait
New Permit
T-34/P
WPL 62.5%
King Island
Woodside Permits
Gas Fields
0
100
Kilometres

Horizon 2: Thylacine / Geographe development



crossing
Geographe field - Vic/P43
• 55 km offshore
• subsea manifold with
3 production wells
Gas Pipeline
Umbilical
Thylacine field - T/30P
• 70 km offshore
• wellhead platform with
5 production wells

- Concept selection achieved Q2 2003
- Environmental approval (EES/EIS) due Q1 2004
- FID Q2 2004. First gas expected mid 2006
- Total CAPEX approximately A$1 billion (100%)
- Phase 1 development at Thylacine, Phase 2 - Geographe tied-in later

Horizon 2: Egret development potential





North Rankin
Perseus
Goodwyn
Echo/ Yodel
Keast/ Dockrell
Wilcox
Campbell
Sinbad
Bambra
Rosette
Egret
Lambert
Angel
Wanaea
Legendre
Caribou
Dampier
LNG Plant
Woodside Permits
Existing Pipelines
Proposed Pipeline
Gas Fields
Oil Fields
0
250
Kilometres
Indian Ocean
WESTERN AUSTRALIA

- FID (Q4 2004) waiting on results of Demeter 3D seismic
- If commercial, 2 wells will likely be tied-back to Cossack Pioneer
- Egret 10-15km to NW of Cossack in 120m water depth
- WPL oil equity 33.3%

Horizon 2: Blacktip development concept

- HoA (Jun 03) to supply 40PJ pa of gas over 20yrs to Alcan Gove PL
- Conditional on FID (Q4 04), regulatory approvals, pipeline arrangements
- Scope for recovery of 1.1 Tcf gas

Woodside	Share
WA-279-P:	53.85%
WA-313-P:	50%
NT/P57:	66.67%



Woodside Permits
Existing Pipelines
Proposed Pipelines
Gas Fields
Dili
Timor Leste
West Timor
Sunrise
Troubadour
JPDA
Bayu-Undan
Timor Sea
Petrel
Tern
Blacktip
1.1TCF
DARWIN
Gove
Katherine
Mataranka
WESTERN AUSTRALIA
NORTHERN TERRITORY
0
200
Kilometres

Horizon 2: GoM - Texas shelf deep gas targets


Woodside Permits
3D seismic
TEXAS
Houston
Trinidad
Antigua
Roatan
200' water depth
Komodo (P)
Samoa
Midway
Bison
Cyprus
Louisiana
Texas
Houston
New Orleans
0
200
Kilometres
Gulf of Mexico



Exploration Activity

- 8 wells planned over 2003-04
- Two wells drilled (Roatan, Bison) with sub-commercial gas
- Samoa currently drilling. Midway and Cyprus still to come in 2003
- Short cycle times - if discovery made, production is possible within 12-18mths
- Provides balance to deep-water oil targets with longer lead times

Horizon 3: Reserves replacement and growth



120
100
80
60
40
20
0
MMBoe
Actual
Projection
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
NWSV
Train 5
Enfield Area
Mutineer Exeter
New Ventures
Laminaria
Otway
Chinguetti
Kuda Tasi / Jahal
Ohanet
Sunrise FLNG
Egret
Blacktip

KEY OBJECTIVES

Add to reserves & ongoing growth through exploration and acquisitions

- **Active Exploration in GoM, Africa & Australia**
- **Marketing effort for gas resources - Sunrise and Brecknock / Scott Reef**
- **Look for acquisitions in focus areas with growth potential. Must add shareholder value using project assumptions**

Horizon 3: Gulf of Mexico - deep water oil targets


Kansas
K2 I Timon
Holstien
Neptune
Atlantis
Mad Dog
-1200
-1600
-2000
0
20
Kilometres
Woodside Permits
Gas Fields
Oil Fields
TEXAS
LOUISIANA
Houston
New Orleans
Kansas
Voss
Gulf of Mexico
0
200
Kilometres

Exploration Activity

- 7 wells drilled with minor oil discovery at Timberwolf
- Kansas, Voss P&A in 2002/3

Development Activity

- Neptune 1,2,3 & 5 successful
- Development options being assessed after encouraging result

Horizon 3: Gulf of Mexico Neptune Oil Field


Possible Northern Extent
Neptune-1
Neptune-5
Neptune-2
Neptune-4
Neptune-3
Oil
Salt
Untested
Source: modified from BHPBilliton
400-19612-1

Development prospects boosted with successful Neptune-5 appraisal

- Neptune-5 is 3rd appraisal well drilled since Woodside (20%) farmed in
- Neptune-5 encountered more than 500 feet of net oil pay
- Net column significantly larger than that of previous Neptune wells
- Preliminary evaluation indicates relatively good quality oil
- Neptune-5 has been sidetracked, down-dip and up-dip
- JV assessing development options for Neptune

Horizon 3: Sunrise development concept

- Floating LNG is viable with market mix of Asia Pacific/West coast USA
- Onshore LNG is technically viable but an economic case is yet to be identified
- Studies are ongoing. Woodside 33.44% share & Operator



Dili
Timor Leste
West Timor
JPDA
Sunrise
Troubadour
Bayu-Undan
Petrel
Tern
Blacktip
DARWIN
Katherine
Mataranka
Gove
WESTERN AUSTRALIA
NORTHERN TERRITORY
Woodside Permits
Existing Pipelines
Proposed Pipelines
Gas Fields
0
200
Kilometres

Horizon 3: Browse Basin development concept


Scott Reef
Brecknock
Brecknock South
Woodside Permits
Gas Fields
TIMOR SEA
WESTERN AUSTRALIA
0
100
Kilometres

- Scope for Recovery of 20.49 Tcf dry gas and 311 MMbbl condensate (Woodside share 9.65 Tcf and 142 MMbbl)
- Retention Leases being finalised
- Evaluating market opportunities and project timing
- Development alternatives include onshore LNG, floating LNG and pipeline gas
- Woodside share
- 50% WA-33-P; 25% WA-275-P

Horizon 3: Canary Islands exploration

Exploration in under-explored basin in Canary Islands

- Farmed into Repsol-YPF Blocks 1-9 during March 2002
- Woodside 30%, RWE-DEA 20% and Repsol-YPF (Operator) 50%
- Prospective geology similar to successful Mauritanian area
- Over 3,200 sq km of 3D seismic acquired in first half 2003
- Acreage contains more than 25 leads


Spain
Canary Islands
La Palma
Lanzarote
Tenerife
Gran Canaria
Fuerteventura
Tarfaya
Agadir
Morocco
Blocks 1-9
0 100 Km
Committed to 3D Seismic 2002/03 and two wells in 2004/05

Horizon 3: Pre-focus area - Kenya





SOMALIA
Woodside / Afrex JV
Woodside / Dana JV
Nairobi
KENYA
pipeline
L-5
L-6
L-7
L-8
L-9
L-10
L-11
Indian Ocean
Mombasa
TANZANIA
0
100
Kilometres

Low cost entry to under-explored basin. Potential to replicate Mauritanian success.

- Woodside operator (40%) in blocks L5, 7, 10, 11 (47,500sq km May 2003)
- Initial term involves 5,000km seismic (net cost US$3.0M)
- Woodside operator (50%) in 3 blocks L6, 8, 9 (21,400sq km Aug 2003)
- Initial 2 year term involves 2,000km seismic (net cost US$1.25M)
- Staged approach – can exit in Q4 2004, prior to decision to drill

Outlook

Optimise production, costs and profitability

- Target 2003 production of 58 Mmboe, rising production profile post 2003
- Production optimisation from existing assets
- PEP - implementation on target

Ensure delivery of new projects. Accelerate where possible

- Enfield
- Chinguetti
- Thylacine & Geographe

Replenish our long term growth portfolio

- Aggressive marketing of uncommitted gas reserves
- Continue to build US business
- Evaluate growth opportunities (eg Canaries, Kenya)
- Seek new exploration/acquisition opportunities

Woodside - Project Funding Capabilities



A$Bn
4
3
2
1
-
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Projected Funds Available (A$Bn@55% gearing)
Gearing (%)

* Note: Strong cashflow can support project development while not exceeding gearing of 55%. Green bars show cumulative funding in each year after financing existing business, ongoing exploration and defined projects (NWS Train 5, Sunrise, Otway, Enfield Area, Chinguetti, Egret, Mutineer Exeter, Kuda Tasi / Jahal and Blacktip). Projection is based on following oil price assumptions: 2003 US$29.19, 2004 US$24.00, 2005 US$23.00, 2006 US$22.00, and 2007 onwards US$21.40. A$/US$ Exchange rate: 2003 $0.63, 2004 $0.62, 2005 $0.60, 2006 $0.58, 2007 $0.56, and 2008 onwards $0.54.

* Assumes dividend payout consistent with past practice.

* Calculations reflect "Successful Efforts" exploration accounting policy.

The Way Forward

1) New production ideas and optimisation can make 2003 the “bottom of the hill”

2) Enfield Phase I, Chinguetti, Thylacine-Geographe and Blacktip are on schedule to deliver new medium-term value

3) Neptune success can consolidate Woodside’s US position

4) Canaries, Kenya and new opportunities will be pursued for long-term growth (post 2007)

Appendices

Horizon 1 : Meeting the Production Challenge

	FEED	FID	RFSU	% EQUITY
Legendre Infill	✓	✓	✓	45.94
Ohanet	✓	✓	Q4 03	15.0
Kuda Tasi - Jahal	Q3 03	Q4 03	1H 05	40.0
Corallina-2	✓	✓	Q1 04	50.0
T4	✓	✓	mid 04	16.67
Mutineer-Exeter	✓	✓	mid 05	8.2

FEED – Front End Engineering Design; FID – Final Investment Decision; RFSU – Ready For Start Up

Horizon 2 : Creating new production

PROJECT	FIELD size (100%)	FEED	FID	RFSU	% EQUITY
Enfield Phase 1	145 MMbbl	Jun 03	Q1 04	Oct 06	100.0
Otway	0.85 Tcf / 10.7 MMbbl cond.	Jun 03	Q2 04	mid 2006	51.55
Chinguetti	100 MMbbl (SFR)	Q1 04	mid 04	late 05	35.0
Blacktip	1.1 tcf /1.7 MMbbl cond.(SFR)	Q1 04	Q4 04	Q1 07	53.85
Egret	-	Q2 04	Q4 04	mid 2006	33.3
Train 5	-	Reviewing by end 03	-	2007/8	16.67

- Field size at probable reserve levels unless otherwise stated (from 2002 Annual Report)
- SFR – Scope For Recovery (as defined in 2002 Annual Report)
- FEED – Front End Engineering Design; FID – Final Investment Decision; RFSU – Ready For Start Up

Financial Performance Summary


Revenue
A$M
1200
1000
800
600
400
200
0
977.0
1118.6
2002
2003


NPAT (before significant items)
A$M
300
200
100
0
263.7
272.2
2002
2003

Figures for 2002 restated for Successful Efforts

- Sales revenue of $1,118.6 million was up 14% due to higher oil prices and an overall higher sales volume
- Reported NPAT was $272.2million (compared to a restated loss of $472.6 million in 1H 02 which included a $92.6 million write-down in carrying value of Oil Search holding plus an adjustment for Successful Efforts)
- NPAT before significant items of $272.2 million was up 3% from the 1H 02 of $263.7 million

Financial Performance Summary



Net Debt
US$M
1000
750
500
250
890
850
2002
2003



Interim Dividend
Cents per share
30
20
10
21
5
21
2002
2003



Net Operating Cash-flow
A$M
600
500
400
300
200
100
0
526.7
568.6
2002
2003

- Debt for 1H 03 of US$850 million was down 4% from US$890 million in 1H 02
- Interim dividend 21 cps (fully franked) same as 2002 total interim dividend (16cps ordinary dividend and 5cps special dividend)
- Payout ratio for 1H 03 51.4%
- Net Operating Cash Flow has improved 8% in 1H 2003 compared to previous corresponding period in 2002

2003 Half Year Production Summary

PRODUCTION	1H 2003	1H 2002	% VAR
Domestic Gas (Tj/d)	302	245	23
LNG (k tonnes)	666.9	592.6	13
Condensate (million/bbl)	5.2	4.7	11
LPG (k tonnes)	65	68	(4)
Oil (million/bbl)			
• Cossack	3.3	3.7	(13)
• Laminaria	4.7	7.5	(38)
• Legendre	2.1	2.7	(22)
TOTAL million/boe(Production)	29.9	30.9	(3)
TOTAL million/boe(Sales)	30.5	29.7	+3

- Gas up with strong demand; oil down with natural decline of reservoirs
- LNG up due to high demand & reliable system operations
- Condensate up due to higher gas production, fewer shut-downs and Echo Yodel contribution

2003 Half Year Revenue Summary

REVENUE ($m)	1H 2003	1H 2002	% VAR
Domestic Gas / LNG	358.3	292.4	23
Condensate	233.0	166.3	40
LPG	37.6	14.3	163
Oil			
• Cossack	180.0	146.2	23
• Laminaria	186.0	241.2	(23)
• Legendre	102.2	92.2	11
LNG Ship Charter	21.4	24.4	(12)
TOTAL REVENUE	1,118.6	977.0	13
Av' oil price WTI (US$/bbl)	31.12	24.02	30
Exchange rate (A$:US$)	0.6171	0.5312	(16)

Oil Price Risk Management from 1 July 2003

	Year 1	Year 2	Year 3
Total (Swaps)			
BOE cover (million/bbl)	4.80	0.90	-
Proportion of production (%)	9.00	2.00	-
Proportion of exposure covered (%)	17.00	3.00	-
Avg. Hedge Price (US$/bbl)	20.45	21.65	-

Mark to market oil hedge position at 30 June 2003 was negative A$53.2 million
Compared to negative A$125.2 million at 30 June 2002

Net Profit Sensitivities

		(A$M) 2003	(A$M) 2002
Realised Oil Price	US $1/bbl	11.0	16.0
Exchange Rates ($A/US)	1 cent	6.0	8.0
US Interest Rate	1%	2.0	2.0

For balance of year. ie: 6mths

2003 Drilling Program - Australia

Well Name	Location	Target	Result	%Equity
Shakespeare-1	NT/P57	Oil	P&A	60
Whitetail-1	WA-296-P	Gas	P&A	14.3
Weasel-1	WA-279-P	Gas	P&A	35
Scallop-1	VIC RL2	Gas	P&A	30
Stybarrow-1 & 2 (1)	WA-255-P	Oil	Successful	50
Skiddaw-1 + sidetrack	WA-255-P	Oil	Successful	50
Eskdale-1	WA-255-P	Oil	P&A	50
Egret Deep 1	WA-10-R	Gas	P&A	16.7
Guilford-1	WA-269-P	Gas	P&A	80
Carteret-1	WA-4-L	Oil	P&A	33
Tigger-1	WA-248-P	Oil	P&A	80
Gnarlyknots-1	EPP-29	Oil	P&A	40
Nickol-1	WA-255-P	Oil	P&A	45.9
Corallina-2 sidetrack (1)	AC/L5	Oil		50
Kuda Tasi / Jahal (1)	JPDA 03-01	Oil		40

(1) Appraisal well

Note: Herdsman-1 was drilled in 1H 2003. With only 1% interest it is not significant

2003 Drilling Program - International

Well Name	Location	Target	Result	% Equity
	Gulf of Mexico			
Voss-1	GoM	Oil	P&A	15
Neptune-4 (1)	GoM	Oil	P&A	20
Roatan-1	GoM	Gas	P&A	50
Bison-1	GoM	Gas	P&A	50
Samoa-1	GoM	Gas	Current	50
Neptune-5 (1)	GoM	Oil	Successful	20
Midway-1	GoM	Gas		50
	Mauritania			
Chinguetti AED (1)	Mauritania Area B	Oil		35
Tiof	Mauritania Area B	Oil		35
Optional well	Mauritania Area B	Oil		35

Note AED = appraisal / early development well

(1) Appraisal well

Exploration - 2003 Program



GoM Shelf	2002 Actual	2003 Planned
Exploration Wells	0	4

North Africa	2002 Actual	2003 Planned
Exploration Wells	0	0

Totals	2002 Actual	2003 Planned
Exploration Wells	12	21

GoM Deepwater	2002 Actual	2003 Planned
Exploration Wells	3	1

West Africa	2002 Actual	2003 Planned
Exploration Wells	2	2

Australia	2002 Actual	2003 Planned
Exploration Wells	7	14

Budget Allocation


Australia 25%
West Africa 16%
North Africa 10%
GoM Shelf 26%
GoM Deepwater 23%

Original 2003 budget A$356m . Expected cost now reduced to A$320m .